SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                           FORM 6-K

                Report of Foreign Private Issuer


              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934



                        03 September 2003

                           BT Group plc
         (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

           (Address of principal executive offices)





Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Director Shareholding announcement made on 05 August 2003
             2.  Director Shareholding announcement made on 05 August 2003
             3.  Director Shareholding announcement made on 06 August 2003
             4.  Director Shareholding announcement made on 06 August 2003
             5.  Director Shareholding announcement made on 07 August 2003
             6.  Director Shareholding announcement made on 07 August 2003
             7.  Director Shareholding announcement made on 14 August 2003
             8.  Technical interest adjustment announcement made on
                  02 September 2003
             9.  Director Shareholding announcement made on 02 September 2003

Enclosure 1.



                             SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company

BT Group plc


2.  Name of Directors

Sir Christopher Bland
Ben Verwaayen
Ian Livingston
Pierre Danon
Paul Reynolds
Andy Green


3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a


6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Adjustment in technical interest of the above directors following a vesting of shares to a participant in the BT Group Retention Share Plan


7)  Number of shares/amount of stock acquired:

Transfer of 41,194 shares out of trust to a participant in the BT Group Retention Share Plan.


8)  Percentage of issued class

n/a


9)  Number of shares/amount of stock disposed

n/a


10) Percentage of issued class

n/a


11) Class of security

Ordinary shares of 5p each


12) Price per share

n/a


13. Date of transaction

04 August 2003


14) Date Company informed

05 August 2003


15) Total holding following this notification

n/a


16) Total percentage holding of issued class following this notification

n/a


If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a


18) Period during which or date on which exercisable

n/a


19) Total amount paid (if any) for grant of the option

n/a


20) Description of shares or debentures involved: class, number

n/a


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a


22. Total number of shares or debentures over which options held following this notification

n/a


23) Any additional information

The above named Directors have technical interests, as at 05 August 2003 under
Section 13 of the Companies Act as follows:

  * A technical interest, together with all employees of BT Group plc in 15,876,189 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;
  * A technical interest, together with all employees of BT Group plc in 31,479,412 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;
  * A technical interest, together with all Employees of BT Group plc, in 28,272 ordinary shares held in the name of Halifax Corporate Trustees Limited.


24) Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372


25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley


Date of Notification: 05 August 2003

End

Enclosure 2.



                                SCHEDULE 11

             NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)     Name of company

BT Group plc

 2. Name of Directors

Sir Christopher Bland
Ben Verwaayen
Ian Livingston
Pierre Danon
Paul Reynolds
Andy Green

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Adjustment in technical interest of the above directors following a vesting of shares to participants in the BT Deferred Bonus Plan

7)     Number of shares/amount of stock acquired:

Transfer of 653,899 shares out of trust to participants in the BT Deferred Bonus Plan.

 8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

n/a

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

n/a

13. Date of transaction

04 August 2003

14)     Date Company informed

05 August 2003

15)     Total holding following this notification

n/a

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23)     Any additional information

The above named Directors have technical interests, as at 05 August 2003 under
Section 13 of the Companies Act as follows:

  * A technical interest, together with all employees of BT Group plc in 15,876,189 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;
  * A technical interest, together with all employees of BT Group plc in 30,825,513 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;
  * A technical interest, together with all Employees of BT Group plc, in 28,272 ordinary shares held in the name of Halifax Corporate Trustees Limited.

 24)     Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 05 August 2003

End

Enclosure 3.
                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2. Name of Directors

Paul Reynolds

Andy Green

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Vesting of awards under the 2000 BT Deferred Bonus Plan to the above named Directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

The named Directors as above.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Vesting of awards under the 2000 BT Deferred Bonus Plan to the above named Directors

7)     Number of shares/amount of stock acquired:

Paul Reynolds - 4,419 shares

Andy Green - 10,924 shares

 8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

Paul Reynolds - 1,816 shares

Andy Green - 4,488 shares

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

GBP1.97

13. Date of transaction

04 August 2003

14)     Date Company informed

05 August 2003

15)     Total holding following this notification

Paul Reynolds:

 1. 44,705 ordinary shares - personal holding;
 2. 148,012 ordinary shares under BT Incentive Share Plan - contingent award;
 3. 150,688 shares under BT Group Deferred Bonus Plan;
 4. 11,605 shares under BT Executive Share Plan - contingent award;
 5. Options over 4,555 shares under BT Group Employee Sharesave Scheme;
 6. 219 shares under the BT Employee Share Ownership Scheme;
 7. 1167 shares under BT Group Employee Share Investment Plan;
 8. Options over 1,457,124 shares under BT Group Global Share Option Plan.

 Andy Green:

 1. 92,165 ordinary shares - personal holding;
 2. 179,047 ordinary shares under BT Incentive Share Plan - contingent award;
 3. 172,636 shares under BT Group Deferred Bonus Plan;
 4. 38,707 shares under BT Executive Share Plan - contingent award;
 5. Options over 2,905 shares under BT Group Employee Sharesave Scheme;
 6. Options over 1,548,198 shares under BT Group Global Share Option Plan



16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23)     Any additional information

The above named Directors have technical interests, as at 06 August 2003 under
Section 13 of the Companies Act as follows:

  * A technical interest, together with all employees of BT Group plc in 15,876,189 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;
  * A technical interest, together with all employees of BT Group plc in 30,825,513 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;
  * A technical interest, together with all Employees of BT Group plc, in 28,272 ordinary shares held in the name of Halifax Corporate Trustees Limited.

 24)     Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 06 August 2003

End

Enclosure 4.


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)     Name of company

BT Group plc

 2. Name of Directors

Sir Christopher Bland
Ben Verwaayen
Ian Livingston
Pierre Danon
Paul Reynolds
Andy Green

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

The Royal Bank of Scotland Trust Company (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Adjustment in the technical interests of the above directors following a transfer of shares from the above Trust to Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan.

7)     Number of shares/amount of stock acquired:

Transfer of 15,876,189 shares out of The Royal Bank of Scotland Trust Company (Jersey) Limited to Halifax Corporate Trustees Limited.

 8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

n/a

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

n/a

13. Date of transaction

05 August 2003

14)     Date Company informed

06 August 2003

15)     Total holding following this notification

n/a

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23)     Any additional information

The above named Directors have technical interests, as at 06 August 2003 under
Section 13 of the Companies Act as follows:

  * A technical interest, together with all employees of BT Group plc in 15,904,461 Ordinary Shares held by the Trustee, Halifax Corporate Trustees Limited;
  * A technical interest, together with all employees of BT Group plc in 31,479,412 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

 24)     Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 06 August 2003

End

Enclosure 5.



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)     Name of company

BT Group plc

 2. Name of Directors

Sir Christopher Bland
Ben Verwaayen
Ian Livingston
Pierre Danon
Paul Reynolds
Andy Green

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Limited (as Trustee of the BT Group Employee Share Investment Plan).

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Adjustment in the technical interests of the above directors following a purchase of 1,102,997 shares by Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan and a subsequent allocation of 16,956,876 shares to 91,166 participants in the BT Group Employee Share Investment Plan.

7)     Number of shares/amount of stock acquired:

Purchase of 1,102,997 shares by Halifax Corporate Trustees Limited at a price of GBP1.99.

 8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

16,956,876 shares allocated to 91,166 participants in the BT Group Employee Share Investment Plan.

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

n/a

13. Date of transaction

05 August 2003

14)     Date Company informed

06 August 2003

15)     Total holding following this notification

n/a

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23)     Any additional information

The above named Directors have technical interests, as at 07 August 2003 under
Section 13 of the Companies Act as follows:

  * A technical interest, together with all employees of BT Group plc in 50,582 Ordinary Shares held by the Trustee, Halifax Corporate Trustees Limited;
  * A technical interest, together with all employees of BT Group plc in 30,825,513 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

 24)     Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 07 August 2003

End

Enclosure 6.



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2. Name of Directors

Sir Christopher Bland
Pierre Danon
Paul Reynolds
Andy Green

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Award of free shares under the BT Group Employee Share Investment Plan

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Limited (as Trustee of the BT Group Employee Share Investment Plan).

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Increase in the interests' of the above Directors following the award of free shares under the BT Group Employee Share Investment Plan

7)     Number of shares/amount of stock acquired:

Award of 186 free shares to each Director named above.

8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

n/a

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

GBP2.00 (initial market value)

13. Date of transaction

05 August 2003

14)     Date Company informed

06 August 2003

15)     Total holding following this notification

Sir Christopher Bland

 1. 674,062 ordinary shares - personal holding;
 2. 318,308 ordinary shares under BT Incentive Share Plan - contingent award;
 3. Options over 314,244 ordinary shares under the BT Group Legacy Option Plan.

Pierre Danon

 1. 61,414 ordinary shares - personal holding;
 2. 179,047 ordinary shares under BT Incentive Share Plan - contingent award;
 3. 53,253 ordinary shares under BT Retention Share Plan;
 4. 182,861 ordinary shares under BT Group Deferred Bonus Plan;
 5. Options over 1,639,272 ordinary shares under the BT Group Global Share Option Plan

Paul Reynolds:

 1. 46,277 ordinary shares - personal holding;
 2. 148,012 ordinary shares under BT Incentive Share Plan - contingent award;
 3. 150,688 shares under BT Group Deferred Bonus Plan;
 4. 11,605 shares under BT Executive Share Plan - contingent award;
 5. Options over 4,555 shares under BT Group Employee Sharesave Scheme;
 6. Options over 1,457,124 shares under BT Group Global Share Option Plan.

Andy Green:

 1. 92,351 ordinary shares - personal holding;
 2. 179,047 ordinary shares under BT Incentive Share Plan - contingent award;
 3. 172,636 shares under BT Group Deferred Bonus Plan;
 4. 38,707 shares under BT Executive Share Plan - contingent award;
 5. Options over 2,905 shares under BT Group Employee Sharesave Scheme;
 6. Options over 1,548,198 shares under BT Group Global Share Option Plan

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23)     Any additional information

The above named Directors have technical interests, as at 07 August 2003 under
Section 13 of the Companies Act as follows:

  * A technical interest, together with all employees of BT Group plc in 50,582 Ordinary Shares held by the Trustee, Halifax Corporate Trustees Limited;
  * A technical interest, together with all employees of BT Group plc in 30,825,513 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24)     Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 07 August 2003

End

Enclosure 7.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)     Name of company

BT Group plc

 2. Name of Director

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Limited (as Trustee of the BT Group Employee Share Investment Plan).

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Monthly purchase of shares under the terms of the BT Group Employee Share Investment Plan.

7)     Number of shares/amount of stock acquired:

Purchase of 65 shares at 1.9225p per share.

 8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

n/a

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

GBP1.9225

13. Date of transaction

14 August 2003

14)     Date Company informed

14 August 2003

15)     Total holding following this notification

Paul Reynolds:

 1. 46,342 ordinary shares - personal holding;
 2. 148,012 ordinary shares under BT Incentive Share Plan - contingent award;
 3. 150,688 shares under BT Group Deferred Bonus Plan;
 4. 11,605 shares under BT Executive Share Plan - contingent award;
 5. Options over 4,555 shares under BT Group Employee Sharesave Scheme;
 6. Options over 1,457,124 shares under BT Group Global Share Option Plan.

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23)     Any additional information

The above named Director has a technical interest, as at 14 August 2003 under
Section 13 of the Companies Act as follows:

  * A technical interest, together with all employees of BT Group plc in 50,582 Ordinary Shares held by the Trustee, Halifax Corporate Trustees Limited;
  * A technical interest, together with all employees of BT Group plc in 30,825,513 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

 24)     Name of contact and telephone number for queries

John Challis, 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 14 August 2003

End

Enclosure 8.


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)     Name of company

BT Group plc

 2. Name of Directors

Sir Christopher Bland
Ben Verwaayen
Ian Livingston
Pierre Danon
Paul Reynolds
Andy Green

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Adjustment in technical interest of the above directors following a vesting of shares to a participant in the BT Group Retention Share Plan.

7)     Number of shares/amount of stock acquired:

Transfer of 8,732 shares out of trust to a participant in the BT Group Retention Share Plan.

 8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

n/a

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

n/a

13. Date of transaction

29 August 2003

14)     Date Company informed

01 September 2003

15)     Total holding following this notification

n/a

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23)     Any additional information

The above named Directors have technical interests, as at 02 September 2003 under Section 13 of the Companies Act as follows:

  * A technical interest, together with all employees of BT Group plc in 50,582 Ordinary Shares held by the Trustee, Halifax Corporate Trustees Limited;
  * A technical interest, together with all employees of BT Group plc in 30,816,781 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

 24)     Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 02 September 2003

End

Enclosure 9.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)     Name of company

BT Group plc

 2. Name of Director

Sir Christopher Bland

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Award of shares under the BT Group Retention Share Plan

7)     Number of shares/amount of stock acquired:

274,725 ordinary shares under the BT Group Retention Share Plan.

 8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

n/a

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

182p

13. Date of transaction

01 September 2003

14)     Date Company informed

02 September 2003

15)     Total holding following this notification

 a. 674,062 ordinary shares - personal holding
 b. 318,308 ordinary shares under BT Incentive Share Plan - contingent award
 c. 274,725 ordinary shares under BT Group Retention Share Plan
 d. Options over 314,244 ordinary shares under the BT Group Legacy Option Plan

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23)     Any additional information

The above named Director has technical interests, as at 2 September 2003 under
Section 13 of the Companies Act as follows:

  * A technical interest, together with all employees of BT Group plc in 50,582 ordinary shares held by the Trustee, Halifax Corporate Trustees Limited;
  * A technical interest, together with all employees of BT Group plc, in 30,816,781 ordinary shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans.

 24)     Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 02 September 2003

End

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 03 September 2003